                                  SUPPLEMENT TO
                           OFFER TO PURCHASE FOR CASH

                                      AIMCO
                             AIMCO Properties, L.P.
  is offering to purchase any and all units of limited partnership interests in

                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2

                           FOR $32.00 PER UNIT IN CASH



Upon the terms and subject to the conditions set forth herein, we will accept any and all units validly tendered in response to our offer. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner.

Our offer is not subject to a minimum number of units being tendered.

Our offer and your withdrawal rights will expire at 5:00 P.M., New York City time, on June 26, 2000, unless we extend the deadline.

You will not pay any partnership transfer fees if you tender your units. You will pay any other fees and costs, including any transfer taxes.

Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


          SEE "RISK FACTORS" IN THE OFFER TO PURCHASE, DATED MAY 15, 2000, FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:


          o We determined the offer price of $32 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

          o In November 1999, an independent investment banking firm estimated that the net asset value, going concern value and liquidation value of your partnership were $32, $27 and $31 per unit, respectively.

          o Although your partnership's agreement of limited partnership provides for termination in the year 2013, the prospectus pursuant to which the units were sold in 1983 indicated that the properties securing the loan owned by your partnership might be sold after 12 years of their acquisition if conditions permitted.


                                                        (continued on next page)

               --------------------------------------------------

     If you desire to accept our offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions thereto and the letter of transmittal and instructions thereto which are Annex I to this Supplement and mail or deliver the signed acknowledgment and agreement and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. You only need to return the acknowledgment and agreement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THIS SUPPLEMENT OR THE ACKNOWLEDGMENT AND AGREEMENT MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT
(888) 349-2005.

                                  June 12, 2000

(Continued from prior page)

     o Your general partner and the property manager of the properties are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o    It is possible that we may conduct a future offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of the assets owned by your partnership.

     o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

                                  INTRODUCTION

     On May 15, 2000, we commenced an offer to acquire all of the outstanding units of your partnership, in exchange for $32.00 in cash per unit, net to the seller, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from May 15, 2000 until the expiration date. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2000, this Supplement and in the accompanying acknowledgment and agreement.

     We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will have to pay any governmental transfer taxes that apply to your sale. You will also have to pay any fees or commissions imposed by your broker in assisting you to tender your units, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction.

     We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of the units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer," in the Offer to Purchase. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

     We have extended the expiration date of our offer to 5:00 p.m., New York City time, on June 26, 2000. If you desire to accept our offer, you must complete and sign the acknowledgment and agreement in accordance with the instructions contained therein and the letter of transmittal and the instructions thereto, Appendix I to this Supplement, and forward or hand deliver the enclosed acknowledgment and agreement, together with any other required documents, to the Information Agent. If you have already tendered your units in accordance with the original letter of transmittal, Appendix II to the Offer to Purchase, and the original acknowledgment and agreement, you need not take any further action to continue to tender your units. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after July 17, 2000.

     We expressly reserve the right, in our reasonable discretion, at any time and from time to time, to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit. Notice of any such extension will promptly be disseminated to you in a manner reasonably designed to inform you of such change. Further, any extension may be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Securities Exchange Act of 1934.

                             ADDITIONAL INFORMATION

Our offer is hereby supplemented and amended as follows:

1. The penultimate sentence of the last paragraph under "Introduction" is hereby amended to read as follows:

     As of March 31, 2000, AIMCO owned or controlled, held an equity interest in or managed 363,462 apartment units in 1,942 properties located in 48 states, the District of Columbia and Puerto Rico.

2. The information contained in "The Offer-Section 8. Information Concerning Us and Certain of Our Affiliates" in the first paragraph under "General" is hereby amended to read as follows:

          GENERAL. We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV." As of March 31, 2000, we owned or managed 352,519 apartment units in 1,834 properties located in 48 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled as of January 1, 1999, by the National Multi Housing Council, we believe that we are the largest owner and manager of multi-family apartment properties in the United States. As of March 31, 2000, we:

     -    owned or controlled 121,449 units in 439 apartment properties;

     -    held an equity interest in 115,951 units in 671 apartment properties;
          and

     - managed 115,119 units in 724 apartment properties for third party owners and affiliates, of which 53,627 units have management agreements that are cancellable in 30 days and 61,492 have management agreements in excess of one year.

3. The information contained in "The Offer-Section 8. Information Concerning Us and Certain of Our Affiliates" under "Summary Selected Financial Information of AIMCO Properties, L.P." is hereby amended to read as follows:

SUMMARY SELECTED FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P. The historical summary financial data for AIMCO Properties, L.P. for the three months ended March 31, 2000 and 1999 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1999 and 1998, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the AIMCO Operating Partnership's Form 10-K for the year ended December 31, 1999 and Form 10-Q for the quarter ended March 31, 2000.

                                                             THREE MONTHS ENDED             YEAR ENDED
                                                                  MARCH 31,                 DECEMBER 31,
                                                            ----------------------    ----------------------
                                                              2000          1999         1999         1998
                                                            ---------    ---------    ---------    ---------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other property revenue .....................   $ 224,320    $ 110,552    $ 531,883    $ 373,963
  Property operating expenses ...........................     (90,751)     (42,436)    (213,959)    (145,966)
  Owned property management expenses ....................      (7,816)      (3,395)     (15,322)     (10,882)
  Depreciation ..........................................     (64,690)     (26,616)    (131,257)     (83,908)
                                                            ---------    ---------    ---------    ---------
  Income from property operations .......................     (61,063)     (38,105)     171,345      133,207
                                                            ---------    ---------    ---------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income ......................      13,310        7,978       42,877       22,675
  Management and other expenses .........................      (4,957)      (8,902)     (25,470)     (16,960)
  Income from service company business ..................       8,353         (924)      17,407        5,715
                                                            ---------    ---------    ---------    ---------
  General and administrative expenses ...................      (3,211)      (2,594)     (12,016)     (10,336)
  Interest expense ......................................     (56,224)     (30,360)    (139,124)     (88,208)
  Interest income .......................................      13,004        9,828       62,183       28,170
  Equity in earnings (losses) of unconsolidated
      subsidiaries (a) ..................................       2,445        2,695       (2,588)      (2,665)
  Equity in earnings (losses) of unconsolidated
      real estate partnerships (b) ......................       3,215        2,790       (2,400)      12,009
  Loss from IPLP exchange and assumption ................        --           (684)        (684)      (2,648)
  Minority interest .....................................      (3,721)      (2,065)      (5,788)      (1,868)
  Amortization of goodwill ..............................      (1,575)      (1,942)      (5,860)      (8,735)
  Income from operations ................................      23,349       14,849       82,475       64,641
  Gain on disposition of properties .....................       5,105           15       (1,785)       4,287
  Income before extraordinary item ......................      28,454       14,864       80,690       68,928
                                                            ---------    ---------    ---------    ---------
  Extraordinary item -- early extinguishment
      of debt ...........................................        --           --           --           --
  Net income ............................................   $  28,454    $  14,864    $  80,690    $  68,928
                                                            =========    =========    =========    =========

                                                                THREE MONTHS ENDED               YEAR ENDED
                                                                    MARCH 31,                    DECEMBER 31,
                                                            --------------------------    --------------------------
                                                                2000          1999           1999           1998
                                                            -----------    -----------    -----------    -----------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
BALANCE SHEET INFORMATION
(END OF PERIOD):
   Real estate, before accumulated depreciation .........   $ 4,995,886    $ 2,852,506    $ 4,508,535    $ 2,743,865
   Real estate, net of accumulated depreciation .........     4,507,911      2,591,753      4,092,543      2,515,710
   Total assets .........................................     6,017,807      4,291,931      5,684,251      4,186,764
   Total mortgages and notes payable ....................     3,007,050      1,608,895      2,584,289      1,601,730
   Redeemable Partnership Units .........................          --             --             --             --
   Partnership-obligated mandatory redeemable
      convertible preferred securities of a
      subsidiary trust ..................................       149,500        149,500        149,500        149,500
   Partners' Capital ....................................     2,497,747      2,289,245      2,486,889      2,153,335

   OTHER INFORMATION:
   Total owned or controlled properties (end of
      period) ...........................................           439            240            373            234
   Total owned or controlled apartment units
      (end  of period) ..................................       121,449         63,069        106,148         61,672
   Total equity apartment units (end of period) .........       115,951        168,817        133,113        171,657
   Units under management (end of
      period) ...........................................       115,119        141,523        124,201        146,034
   Basic earnings per Common OP Unit ....................   $      0.17    $      0.03    $      0.39    $      0.80
   Diluted earnings per Common OP Unit ..................   $      0.17    $      0.03    $      0.38    $      0.78
   Distributions paid per Common OP Unit ................   $      0.70    $    0.6250    $      2.50    $      2.25
   Cash flows provided by operating activities ..........   $    69,556    $    65,545    $   254,380    $   144,152
   Cash flows used in investing activities ..............      (108,704)       (25,667)      (243,078)      (342,541)
   Cash flows provided by (used in)
     financing activities ...............................        74,433        (54,149)        37,470        214,133
   Funds from operations (c) ............................   $    98,120    $    65,299    $   320,434    $   193,830
   Weighted average number of Common OP
      Units outstanding .................................        73,484         64,923         78,531         56,567

-----------

(a) Represents AIMCO Properties, L.P. equity in earnings of unconsolidated subsidiaries.

(b) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 115,951 apartment units at March 31, 2000 in which partnerships AIMCO Properties, L.P. owns an equity interest.

(c) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with generally accepted accounting principles, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income or as an indicator of operating performance. The Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss), computed in accordance with generally accepted accounting principles, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on preferred limited partnership interests. AIMCO Properties, L.P.'s management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITS.

         The following is a reconciliation of net income to funds from operations:

                                                        THREE MONTHS ENDED            YEAR ENDED
                                                             MARCH 31,                DECEMBER 31,
                                                      ----------------------    ----------------------
                                                        2000         1999         1999          1998
                                                      ---------    ---------    ---------    ---------
                                                                      (IN THOUSANDS)
Net income ........................................   $  28,454    $  14,864    $  80,690    $  68,928
Extraordinary item ................................        --           --           --           --
Gain loss on disposition of property ..............      (5,105)         (15)       1,785       (4,287)
Real estate depreciation, net of minority
    interests .....................................      56,976       25,095      121,084       79,869
Real estate depreciation related to
    unconsolidated entities .......................      18,960       21,105      104,754       34,765
Amortization ......................................       2,083       12,999       36,731       26,177
Deferred taxes ....................................         852        2,456        1,763        9,215
Expenses associated with convertible
    preferred securities ..........................        --           --          6,892         --
                                                      ---------    ---------    ---------    ---------
Preferred unit distributions ......................      (4,101)     (11,205)     (33,265)     (20,837)
                                                      ---------    ---------    ---------    ---------
Funds from operations .............................   $  98,120    $  65,299    $ 320,434    $ 193,830
                                                      ---------    ---------    ---------    ---------

         As of March 31, 2000, AIMCO Properties, L.P. had a net tangible book value of $61.3 per Common OP Unit.


4. The information contained in "The Offer-Section 8. Information Concerning Us and Certain of Our Affiliates" in the first paragraph under "Ratio of Earnings to Fixed Charges of AIMCO Properties, L.P." is hereby amended to read as follows:

         RATIOS OF EARNINGS TO FIXED CHARGES OF AIMCO PROPERTIES, L.P. The following table shows for the AIMCO Properties, L.P. (i) the ratio of income to fixed charges and (ii) the ratio of income to fixed charges and preferred unit distributions.

                                                                For the Three                 For the Year
                                                                Months Ended                     Ended
                                                                 March 31,                   December 31,
                                                        ---------------------------   ---------------------------
                                                            2000           1999           1999           1998
                                                        ------------   ------------   ------------   ------------
Ratio of earnings to fixed
charges (1) ..........................................      1.7:1          1.9:1          2.4:1          1.6:1


Ratio of earnings to  combined
fixed charges and preferred unit distributions (2) ...      1.3:1          1.3:1          1.7:1          1.7:1

---------------------

(1) Our ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, "earnings" consists of income before minority interests (which includes equity in earnings of unconsolidated subsidiaries and partnerships only to the extent of dividends received) plus fixed charges (other than any interest which has been capitalized), and "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized.

(2) Our ratio of earnings to combined fixed charges and preferred unit distributions was computed by dividing earnings by the total of fixed charges and preferred unit distributions. For this purpose, "earnings" consists of income before minority interests (which includes equity in earnings of unconsolidated subsidiaries and partnerships only to the extent of dividends received) plus fixed charges (other than any interest which has been capitalized), "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized, and "preferred unit distributions" consists of the amount of pre-tax earnings that would be required to cover preferred unit distributions requirements.


5. The last sentence of the third paragraph under "The Offer-Section 9. Background and Reasons for the Offer-General" is hereby amended to read as follows:

       As of the date of this offering, AIMCO Properties, L.P. has made offers to approximately 65 of the Insignia Partnerships, including your partnership.


6. The introduction to and the first table under "The Offer-Section 9. Background and Reasons for the Offer-Valuation of Units" dealing with CCEP/2's property are hereby amended to read as follows:

       Property income is the difference between the revenues from the property and related costs and expenses, excluding income derived from sources other than its regular activities and before income deductions. Income deductions include interest, income taxes, prior-year adjustments, charges to reserves, write-off of intangibles, adjustments arising from major changes in accounting methods and other material and nonrecurring items. In this respect, property income differs from net income disclosed in the partnership's financial statements, which does not exclude these income sources and deductions. The following is a reconciliation of CCEP/2's property income for the year ended December 31, 1999 to CCEP/2's property's net operating income for the same period:


                    Net Income (Loss)                808,000
                    Other Non-Operating Expenses   2,073,000
                    Depreciation                        --
                    Interest                            --
                                                  ----------
                    Property Income                2,881,000
                                                  ==========

7. The second table under "The Offer-Section 9. Background and Reasons for the Offer-Valuation of Unit" dealing with the determination of estimated gross property value is hereby amended to read as follows:

           PROPERTY                   1999             CAPITALIZATION     ESTIMATED GROSS
           --------              PROPERTY INCOME            RATE          PROPERTY VALUE
                                 ---------------            ----          --------------
Canyon Crest                      $      508,000          10.16%         $    5,000,000
Highcrest Townhomes                      920,000          10.34%              8,900,000
Village Brooke                           644,000            n/a*             13,500,000
Windmere                                 809,000          10.11%              8,000,000
                                  --------------
                          Total   $    2,881,000                         $   35,400,000
                                  ==============                         ==============

--------------------

* In April 1999, Village Brooke was completely destroyed by a tornado. It is currently estimated that the property sustained approximately $16,000,000 in damages. As of December 31, 1999, $10,000,000 in insurance proceeds have been received with additional insurance proceeds expected in the future. All of the property's fixed assets and related accumulated depreciation were written off as a result of this casualty. Lost rents of approximately $750,000 and expenses of approximately $845,000 have been recorded as of December 31, 1999 which resulted in a casualty gain of approximately $5,473,000 at December 31, 1999. The General Partner is currently negotiating with the taxing authorities to have the property taxed as undeveloped land. The General Partner is currently evaluating and surveying the land to determine possible new construction, or the sale, of the property.

8. The Comparison Table under "The Offer-Section 9. Background and Reasons for the Offer-Comparison of Consideration to Alternative Consideration" is revised to read as follows:

                                COMPARISON TABLE

                                                          PER UNIT
                                                          --------
Cash offer price ........................................ $32.00
Alternatives
   Prior cash tender offer price......................... $31.80, $40, $50, $60
   Prices on secondary market............................ $.013 to $111.00
   Stanger's estimate of liquidation value .............. $31.00 (1)
   Stanger's estimate of net asset value ................ $32.00 (1)
   Stanger's estimate of going concern value............. $32.00 (1)
   Estimated liquidation proceeds........................ $27.00 (1)

--------------------
(1) See "The Offer-Section 9. Background and Reasons for the Offer-Comparison of Consideration-Alternative Considerations-Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation Value."

9. The second paragraph under "The Offer-Section 9. Background and Reasons for the Offer-Comparison of Consideration to Alternative
      Consideration-Prices on Secondary Market" is hereby amended to read as follows:

      Prior to our acquisition of the general partner, the general partner received from time to time information on the prices at which units were sold; however, it did not regularly receive or maintain information regarding the bid or asked quotations of secondary market makers, if any. The prices in the table below are based solely on information provided to the general partner by sellers and buyers of units transferred in sale transactions (i.e., excluding transactions believed to result from the death of a limited partner, rollover to an IRA account, establishment of a trust, trustee to trustee transfers, termination of a benefit plan, distributions from a qualified or nonqualified plan, uniform gifts to minors, abandonment of units or similar non-sale transactions). The transfer paperwork submitted to the general partner often did not include the requested price information or contained conflicting information as to the actual sales price. Sale prices not reported or disclosed could exceed the reported prices. Set forth in the table below are the high and low sales prices of units for the quarterly periods from January 1, 1998 to September 30, 1998, as reported by your general partner:

      SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE GENERAL PARTNER

                                                  HIGH                LOW
                                                  ----                ---
Fiscal Year Ended December 31, 1998:
           Third Quarter                         $52.03             $13.50
           Second  Quarter                        81.68              10.00
           First Quarter                          44.20              12.50




10. The information under "The Offer-Section 9. Background and Reasons for the Offer Considered by Your General Partner-Comparison of Consideration to Alternative Consideration" is hereby amended to include the following sub-heading after the "Comparison Table":

          STANGER'S ESTIMATE OF NET ASSET VALUE, GOING CONCERN AND LIQUIDATION VALUE

          In connection with our prior offer to purchase units in your partnership in November 1999, we retained Robert A. Stanger & Co., Inc. ("Stanger") to render an opinion as to the fairness of the consideration originally offered of $31.53 per unit from a financial point of view, which opinion Stanger rendered. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. In rendering its opinion, Stanger did its own independent estimate of your partnerships' net asset value, going concern value and liquidation value. Stanger estimated a net asset value of $32.00 per unit, a going concern value of $27.00 per unit, and a liquidation value of $31.00 per unit.

          An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the proceeds of such sale, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account
(i) timing considerations and (ii) costs associated with winding up of your partnership.

          Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of your partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current market value. The estimated going- concern value of your partnership was determined by analyzing projected cash flows and performing a discounted cash flow analysis.

11. The information under "The Offer-Section 13. Certain Information Concerning Your Partnership-Investment Objectives and Policies; Sales or Financing of Investments" and "The Offer-Section 13. Certain Information Concerning Your Partnership-Capital Replacements" regarding the amount of the capital budgets for 2000 is the total initial capital expenditures intended to be made for such properties following our acquisition of the general partner, and not just the amount for 2000.

12. The information under "The Offer-Section 13. Certain Information Concerning Your Partnership-Financial Data" is hereby amended to read as follows:

     FINANCIAL DATA. The selected financial information of your partnership set forth below for the years ended December 31, 1999 and 1998 is based on audited financial statements. The selected financial information set forth below for the three months ended March 31, 2000 and 1999 is based on unaudited financial statements. This information should be read in conjunction with such financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" in the Annual Report on Form 10-KSB of your partnership for the year ended December 31, 1999, and the Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000.

                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)

                                                               FOR THE THREE MONTHS         FOR THE YEAR ENDED
                                                                 ENDED MARCH 31,               DECEMBER 31,
                                                             ------------------------    -----------------------
                                                                2000          1999          1999         1998
                                                             ----------    ----------    ----------   ----------
OPERATING DATA:
  Total Revenues .........................................   $       75    $       40    $    1,328   $   15,367
  Net Income (Loss) ......................................          (12)          (85)          808       14,547
  Net Income (Loss) per limited partnership unit .........         (.01)         (.09)          .88        15.84
  Distributions per limited partnership unit .............         --            4.90         41.73         3.28









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




                                                               MARCH 31,               DECEMBER 31,
                                                         --------------------    --------------------
                                                           2000        1999        1999        1998
                                                         --------    --------    --------    --------
BALANCE SHEET DATA:
  Cash and Cash Equivalents ..........................   $  6,903    $  6,846    $  6,846    $ 10,969
 Real Estate Net of Accumulated Depreciation .........       --          --         --           --
  Total Assets .......................................     25,284      25,223      25,323      62,466
   Notes Payable .....................................       --          --          --          --
  General Partners' Capital (Deficit) ................       (410)       (410)       (410)       (362)
  Limited Partners' Capital (Deficit) ................     25,522      25,534      25,534      62,673
  Partners' Capital (Deficit) ........................     25,112      25,124      25,124      62,311
  Total Distributions ................................       --        (4,496)    (37,995)      3,985
  Net Increase (Decrease) in Cash
    and Cash Equivalents .............................         57      (3,602)     (4,123)     (1,448)
  Net Cash Provided (used in) by Operating
    Activities .......................................         53        (180)        761       1,602

14. The following is added to "The Offer-Section 13. Certain Information Concerning Your Partnership"

          INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS. In general, the general partner of CCEP/2 (which is our subsidiary) regularly evaluates the properties by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the properties' specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of CCEP/2's properties in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, CCEP/2's general partner is not currently seeking a sale of CCEP/2's properties primarily because it expects the properties' operating performance to improve in the near term. Although there can be no assurance as to future performance, however, these expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the properties at the present time would adequately reflect the properties' future prospects. Another significant factor considered by the general partner of CCEP/2 is the likely tax consequences of a sale of the properties for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the properties.



15.  Annex II is hereby amended to add the following:

          In June 2000, James N. Bailey was elected to the Board of Directors of AIMCO. In 1973, Mr. Bailey co-founded Cambridge Associates, Inc., which is an investment consulting firm for nonprofit institutions and wealthy family groups. He is also co-founder, treasurer and director of The Plymouth Rock Company, Direct Response Corporation and Homeowners's Direct Corporation, all United States personal lines insurance company. He received his MBA and JD degrees in 1973 from Harvard Business School and Harvard Law School.


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